SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Westpoint Stevens Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961238102

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 2 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 3 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 4 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 5 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           00
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 6 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      See Item 5.
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 7 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 8 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 961238102                                       Page 9 of 17 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard M. Hayden
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                 (b)     [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    Number of                7       SOLE VOTING POWER
     Shares
   Beneficially                      0
                           --------- -------------------------------------------
    owned by                 8       SHARED VOTING POWER
 each reporting
     person                          See Item 5.
      with                 --------- -------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [  ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       Security and Issuer.
         -------------------

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2000 (the "Original 13D" and as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on August 24, 2000 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on September 29, 2000 ("Amendment No. 2"), Amendment No. 3 filed with the Commission on November 1, 2000 ("Amendment No. 3") and this Amendment No. 4, (this "Schedule 13D")) in connection with the common stock, par value $.01 per share (the "Common Stock"), of Westpoint Stevens Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

3.       Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Since the Amendment No. 3, GSCP II has purchased in the open market an additional 1,034,800 shares of Common Stock for an aggregate consideration of approximately $2,200,075 (the "Purchase Price").

         GSCP  II  obtained   funds  for  the   Purchase   Price  from   capital
contributions from its respective partners.

4.       Purpose of Transaction.
         ----------------------

         The  Reporting   Persons  acquired  the  Common  Stock  for  investment
purposes.

         Other than as set forth in this Item 4 and in Item 4 and Item 6 of this
Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

5.       Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) Based on information received from the Issuer, there are issued and outstanding 49,556,646 shares of Common Stock. GSCP II has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 5,108,000 shares of Common Stock representing approximately 10.3% of the issued and outstanding shares of Common Stock.

         By virtue of its position as general partner of GSCP II, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 5,108,000 shares of Common Stock representing approximately 10.3% of the issued and outstanding shares of Common Stock. Nothing in this
Schedule 13D shall be  construed  as an  admission  that GSI is, for purposes of
Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as manager of GSCP II, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 5,108,000 shares of Common Stock representing approximately 10.3% of the issued and outstanding shares of Common Stock. Nothing in this
Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as general partner of GSCP (NJ) LP, GSCP (NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 5,108,000 shares of Common Stock representing approximately 10.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Abell, Patel and Hayden may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 5,108,000 shares of Common Stock representing approximately 10.3% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Abell, Patel and Hayden are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

         By virtue of his positions as managing member of GSI, executive officer of GSCP (NJ) Inc., and senior limited partner of GSCP (NJ) LP, Mr. Eckert may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 5,108,000 shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Mr. Eckert is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities. In addition, Mr. Eckert has been granted, in his capacity as a director of the Issuer, options to purchase an aggregate of 25,000 shares of Common Stock, of which options to purchase 20,000 shares of Common Stock have vested and options to purchase 5,000 shares of Common Stock are currently scheduled to vest on November 9, 2001. The number of shares set forth in the first sentence of this paragraph together with such options represent approximately 10.4% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the options).

         (c) The dates, number of shares and prices per share for all purchases of Common Stock made by GSCP II since the Amendment No. 3 are set forth below. All such purchases were made by GSCP II in the open market on the New York Stock Exchange. Other than as set forth herein or in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days.

                                   Number of Shares          Approximate Price
                                   of Common Stock         Per Share (exclusive
Date of Purchase                      Purchased               of Commissions)
----------------                      ---------               ---------------

July 2, 2001                            43,000                     $1.83

July 3, 2001                           199,000                     $2.42

July 5, 2001                           152,400                     $2.27

July 6, 2001                           465,400                     $2.14

July 11, 2001                          175,000                     $1.70


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Nothing in this Amendment No. 4 shall be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

7.        Material to be Filed as Exhibits.
          --------------------------------

          Exhibit I --  Joint Filing Agreement, dated as of July 13, 2001, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                    GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  July 13, 2001               By: Greenwich Street Investments II, L.L.C.,
                                        its general partner



                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member

                                    GSCP (NJ), L.P.

                                    By: GSCP (NJ), Inc., its general partner


                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title:  Chief Executive Officer

                                    GSCP (NJ), INC.

                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title:  Chief Executive Officer

                                    GREENWICH STREET INVESTMENTS II, L.L.C.

                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member


                                            /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Alfred C. Eckert III


                                            /s/ Keith W. Abell
                                            ------------------------------------
                                            Keith W. Abell

                                            /s/ Sanjay H. Patel
                                            ------------------------------------
                                            Sanjay H. Patel


                                            /s/ Richard M. Hayden
                                            ------------------------------------
                                            Richard M. Hayden

                          EXHIBIT I TO AMENDMENT NO. 4

                             JOINT FILING AGREEMENT

         WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

         NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing Amendment No. 4 to Schedule 13D is filed on behalf of each of the undersigned and all subsequent amendments to the Original 13D shall be on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows of reason to believe that such information is not accurate.


                                    GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  July 13, 2001               By: Greenwich Street Investments II, L.L.C.,
                                        its general partner

                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member

                                    GSCP (NJ), L.P.

                                    By: GSCP (NJ), Inc., its general partner


                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Chief Executive Officer


                                    GSCP (NJ), Inc.

                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name:  Alfred C. Eckert III
                                            Title:  Chief Executive Officer

                                    GREENWICH STREET INVESTMENTS II, L.L.C.

                                        By: /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member


                                            /s/ Alfred C. Eckert III
                                            ------------------------------------
                                            Alfred C. Eckert III


                                            /s/ Keith W. Abell
                                            ------------------------------------
                                            Keith W. Abell

                                            /s/ Sanjay H. Patel
                                            ------------------------------------
                                            Sanjay H. Patel


                                            /s/ Richard M. Hayden
                                            ------------------------------------
                                            Richard M. Hayden